Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Forum Funds (SEC File Nos. 002-67052)

Wells Fargo Asset Management
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Product Alert

December 15, 2015

Wells Fargo Funds Management proposes adoptions of certain funds into the Wells Fargo Funds family

Today, Wells Fargo Funds Management, LLC, investment advisor to Wells Fargo Funds, announced the proposed merger of two mutual funds advised by Golden Capital Management, LLC (currently operating as part of the Forum Asset Management, LLC’s Forum Funds family) into Wells Fargo Funds. The proposed mergers, unanimously approved by the Wells Fargo Funds Board of Trustees and the Forum Funds Board of Trustees, are subject to approval by shareholders of the funds that would be merged.

Affected funds at a glance.

(Click on hyperlink to learn about the acquiring fund’s management team and more.)

Merging fund	Acquiring fund
Golden Large Cap Core Fund	Wells Fargo Large Cap Core Fund
Golden Small Cap Core Fund	Wells Fargo Small Cap Core Fund*

  *This fund will be newly created in order to receive the assets of the merging fund upon completion of the merger. The fund has not yet been registered and is not available for sale.

Timeline for the proposed mergers

Time frame	Event
Mid-January–Mid-March 2016	The proxy materials will be mailed to shareholders and the shareholder meeting will take place.
Mid-May 2016	If approved by shareholders, the conversion of accounts and merger is expected to take effect in mid-May.

Additional information and where to find It

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

In connection with the proposed shell reorganizations and mergers, the acquiring funds will file a prospectus/proxy statement with the Securities and Exchange Commission. All shareholders are advised to read the prospectus/proxy statement in its entirety when it becomes available, because it will contain important information regarding the acquiring funds, the merging funds, the transaction, fees, expenses, risk considerations, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The prospectus/proxy statement will be mailed to merging fund shareholders once it is declared effective by the Commission. Shareholders may obtain a free copy of the prospectus/proxy statement when available and other documents filed by the acquiring funds with the Commission at the Commission’s website at http://www.sec.gov.  Free copies of the prospectus/proxy statement, once available, may also be obtained by writing to the merging funds at Golden Funds, P.O. Box 588, Portland, Maine 04112, or, by calling (800) 206-8610, or by writing to the acquiring funds at Wells Fargo Funds, P.O. Box 8266, Boston, MA 02266-8266, or by calling 1.800.222.8222. The merging and acquiring funds also file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements or other information filed by the merging or acquiring funds at the Commission’s public reference rooms at Public Reference Section, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C.

20549-0213 (duplicating fee required), or may obtain any such documents from the Commission by mail sent to the above address (duplicating fee required), by phone at 1.800.SEC.0330 (duplicating fee required), by email at publicinfo@sec.gov (duplicating fee required), or by internet at www.sec.gov.

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Smaller-company stocks tend to be more volatile and less liquid than those of larger companies. Certain investment strategies tend to increase the total risk of an investment (relative to the broader market). This fund is exposed to foreign investment risk. Consult the fund’s prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargoadvantagefunds.com. Read it carefully before investing.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE